PLX Technology, Inc. (Nasdaq: PLXT)

Investor Presentation

November 20, 2013

Potomac Capital Partners II, LP



Potomac Capital Partners II, L.P.

Overview of Potomac Capital Partners

❑ Potomac Capital Partners II, LP ("PCP II") is a New York-based investment partnership that, together with its affiliates ("Potomac"), invests in deeply undervalued publicly-traded U.S. small-cap companies.

❑ Potomac works alongside management and company boards to identify and execute on opportunities to unlock value for the benefit of all stockholders.

❑ Potomac owns approximately 10.3% of the outstanding shares of PLX Technology, Inc. ("PLXT" or the "Company").

❑ Eric Singer is Co-Managing Member of Potomac Capital Management II, LLC, the general partner of PCP II.

❑ Potomac is committed to maximizing value for <u>all</u> PLXT stockholders.

PCM

Potomac Capital Partners II, L.P.

Business Overview

❑ PLXT, founded in 1986, develops integrated circuits and complimentary software.

❑ The Company operates two business segments: PCI Express (67% of FY12 revenue) and Connectivity (33% of FY12 revenue).

❑ The Company's chips focus on interconnection and communication. PLXT's chips are used to enable solid state storage, graphics processing, external hard drives, networking, and other key functions in the data center and home.

❑ PLXT is the acknowledged leader in PCI Express, the primary standard used to connect high performance storage and graphics devices inside personal computers, workstations, and servers.

❑ PLXT is headquartered in Sunnyvale, CA, with additional technical offices located throughout North America, China, Taiwan, Japan, Korea and Europe.

PCM

Potomac Capital Partners II, L.P.

Why Change is Needed?

With the IDTI merger terminated, PLXT stockholders must ensure that the incumbent Board and management focus on PLXT's core business (PCI Express), seriously evaluate strategic alternatives, and do not repeat past mistakes.

❑ **Poor Total Stockholder Return (TSR)**

– Five year period ending on the trading day immediately preceding Potomac's nomination of directors for election to the Board at the 2013 Annual Meeting, **PLXT had returned -20% to stockholders,** significantly underperforming NASDAQ, the Russell 2000 Index, and the Philadelphia Semiconductor Index which has returned 58%, 57% and 28%, respectively.

– We believe PLXT's current stock price performance would be significantly lower if it were not for activist stockholders pushing for a refocus on PLXT's core business, a reduction in operating expenses, divestitures of losing businesses (Oxford and Teranetics), and the exploration of strategic alternatives.

❑ **Poor Revenue Growth and Historical Underperformance**

❑ **Poor Capital Allocation**

– **Failed acquisitions and R&D spend have caused substantial stockholder loss and dilution**

– Despite spending over $200 million on acquisitions and R&D since FY08, annual revenue has increased by only $21 million over the same period. Meanwhile, stockholders have lost approximately $122 million on two acquisitions, both of which were divested or abandoned. Acquisition related **stockholder loss represents 60% of PLXT market cap** 1-day prior to Potomac' initial Schedule 13D filing.

– Stockholders suffered **59% ownership dilution** from acquisition related share issuance.

– ROE/ROIC is below the Company's cost of capital.

PCM

Potomac Capital Partners II, L.P.

Why Change is Needed? (contd.)

❑ **Board is Reactive; Not Proactive** – Activist pressure in 2011 and 2012 not only pressured PLXT to seriously negotiate with IDTI but it appears to have pushed the Company to implement many value enhancing suggestions, including PLXT decision to cut operating costs, sell loss incurring PHY business (from Teranetics acquisition), and focus on the core PCI Express.

❑ **Long Tenure and Lack of Investment Risk at Stake**

– Average tenure of over 14 years

– Only two independent directors own any stock, and their ownership, in the aggregate, is less than 1% of outstanding stock.

– The Board's lack of ownership has resulted in misalignment of interest with stockholders. The fact that PLXT plans to spend approximately 7% of its net cash position on this proxy contest shows that the Board is more interested in self preservation than stockholder value.

❑ **Risk of Repeating Past Mistakes is Great**

– Considering the incumbent Board's poor track record with enhancing stockholder value and overseeing ill-advised acquisitions, if we do not gain Board representation, the incumbent directors may revert back to old habits and undertake value destructive acquisitions.

– Board should not remain unchanged to oversee future strategies of the Company, particularly in light of the botched IDTI acquisition and failed Oxford and Teranetics acquisitions.

❑ **Our Nominees Are Better** - Our nominees have the right skill-set, knowledge and background to preserve and enhance stockholder value. More importantly, as the largest stockholder, our interest is aligned with ALL investors. In order to protect the value of our investment, we are seeking three of eight board seats.

Vote the GOLD proxy card.

PCM

Potomac Capital Partners II, L.P.

Poor Financial Performance

PCM
Potomac Capital Partners II, L.P.

Long-Term TSR Underperformance

- Over the long-run, PLXT share price has **underperformed its peers and benchmark indices**. Short term (1-year) TSR is less relevant as it is heavily impacted by the defunct IDTI merger and activist involvement (most notably Potomac's activism and its purchases of over 10% of stock).



5-year TSR to date (11/15/2013)
Indexed performance
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
11/14/2008
1/06/2009
2/25/2009
4/15/2009
6/03/2009
7/22/2009
9/09/2009
10/27/2009
12/15/2009
2/04/2010
3/25/2010
5/13/2010
7/01/2010
8/19/2010
10/07/2010
11/24/2010
1/13/2011
3/04/2011
4/21/2011
6/10/2011
7/29/2011
9/16/2011
11/03/2011
12/22/2011
2/13/2012
4/02/2012
5/21/2012
7/10/2012
8/27/2012
10/15/2012
12/05/2012
1/25/2013
3/15/2013
5/03/2013
6/21/2013
8/09/2013
9/27/2013
11/14/2013
PLXT
Peer Median
PHLX / Semiconductor
NASDAQ-100 Index

Source: FactSet. Data as of 11/15/2013.
Peer Group includes: CAVM, MLNX, IDTI, LSI, EXAR, AMCC

PCM
Potomac Capital Partners II, L.P.

Long-Term TSR Underperformance (contd.)

The following graph shows the performance of PLXT as compared to NASDAQ, the Russell 2000 Index, and the Philadelphia Semiconductor Index over the 5 year period ending on the trading day immediately preceding the date we publicly announced our nomination of Nominees.



Source: Bloomberg

PCM

Potomac Capital Partners II, L.P.

Poor Cumulative Total Return

PLXT shares have severely underperformed the Russell 2000 Index and the Philadelphia Semiconductor Index for the past five fiscal years.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among PLX Technology, Inc., the Russell 2000 Index, and the PHLX Semiconductor Index

*$100 invested on 12/31/07 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Cumulative Total Return

	12/07	12/08	12/09	12/10	12/11	12/12
PLX Technology, Inc.	100.00	18.49	34.73	38.82	30.86	39.03
Russell 2000	100.00	66.21	84.20	106.82	102.36	119.09
Philadelphia Semiconductor	100.00	64.12	101.17	115.04	116.92	139.17

Source: Company Form 10-K 2012

9



Potomac Capital Partners II, L.P.

We Believe Recent Share Price Performance Is Due to Activist Involvement

❑ Since termination of the IDTI transaction, PLXT's share price has outperformed its peers and benchmark indices. Such outperformance is not supported by improved expectation of top-line growth, which, in fact, has declined since December 2012. Higher net income estimate is primarily due to lower R&D and SG&A expenses and not from improved gross profits.

❑ We attribute much of the recent stock price performance to activist pressure to focus on PLXT's core business, reduce spending and explore strategic alternatives.

❑ It is important to note, that **following the past two conference calls, analysts' expectations have been reduced**. PLXT share price declined 0.2% and 6.3% after 2Q and 3QFY13 earnings announcement, respectively.

❑ Stock price before Potomac filed initial Schedule 13D was 47% lower than IPO price of $9.00 in 1999



PLX's TSR has exceeded the peer group and benchmark indices since termination of the IDTI transaction on 19 Dec. 2012 (Indexed Performance)

Legend: PLXT — Peer Median — PHLX / Semiconductor — NASDAQ-100 Index

Analyst Estimates

US$mn except EPS	After 2Q13 Earnings Announcement		
2013E	**Previous**	**Revised**	*% change*
Revenue	108	106	*-1.9%*
EPS	0.24	0.23	*-4.2%*
2014E			
Revenue	126	124	*-1.6%*
EPS	0.45	0.45	*0.0%*

US$mn except EPS	After 3Q13 Earnings Announcement		
2013E	**Previous**	**Revised**	*% change*
Revenue	106	104	*-1.9%*
EPS	0.23	0.25	*8.7%*
2014E			
Revenue	124	117	*-5.6%*
EPS	0.45	0.26	*-42.2%*

Source: Craig Hallum analyst reports

Source: FactSet. Data as of 11/15/2013.

PCM

Potomac Capital Partners II, L.P.

Board Lacks Credibility

We have serious doubts about the Board's ability to create stockholder value, if left unchecked.

TSR 1-day prior to Potomac's director nominations

Total Shareholder Return as of 03/05/2013	TSR		
	1-year	3-year	5-year
Cavium Inc	11.8%	15.2%	19.1%
Mellanox Technologies Ltd	41.4%	35.8%	29.0%
Integrated Device Technology Inc	5.6%	5.4%	-4.3%
LSI Corp	-15.4%	6.7%	6.0%
Exar Corp	59.9%	14.6%	7.9%
Applied Micro Circuits Corp	23.2%	-4.2%	3.0%
Peer Mean	*21.1%*	*12.2%*	*10.1%*
Peer Median	*17.5%*	*10.6%*	*7.0%*
PHLX SEMICONDUCTOR INDEX	5.6%	7.1%	4.8%
NASDAQ COMPOSITE	9.3%	11.5%	7.7%
PLX Technology Inc	**34.5%**	**-5.5%**	**-5.0%**

Source: Thomson Reuters. Annualized TSR

Note: 1-yr TSR is influenced by activist involvement

PCM
Potomac Capital Partners II, L.P.

Challenging Fundamentals – Poor Revenue Growth

❑ PLXT has failed to show sustained revenue growth. LTM 3Q 2013 revenue of $102MM is 11.5% less than what the Company achieved in 2010. **Moreover, revenue fell 4.3% year over year. More troublesome is <u>PCI Express's revenue, PLXT's growth driver, has declined 9.3% sequentially in 3Q2013.</u>**

❑ It is concerning that despite market share gains in the PCI Express segment, overall gross margins and net revenues have trended downwards since 2010.



Source: 10k, SEC filings.
* In 2012, PLXT sold certain assets of PHY product family. Period prior to Oct. 1, 2010 the date of the disposed business was acquired, are not impacted.

Potomac Capital Partners II, L.P.

Poor Segment Growth Rates

❑ Slow aggregate revenue growth is largely due to double digit declines in Connectivity segment and single digit growth for PCI Express. **To reiterate, PCI Express revenue declined 9.3% sequentially in 3Q13.**

❑ We wonder what is the Board's plan for Connectivity segment? Has the Board considered sale of the unit? What is the target growth rate for PCI Express?



Source: 10k, SEC filings.
* In 2012, PLXT sold certain assets of PHY product family. Period prior to Oct. 1, 2010 the date of the disposed business was acquired, are not impacted.

Poor Expense Management

❑ PLXT has had a bloated cost structure relative to its size, until activist stockholder encouraged the Company to sell off money losing divisions and rationalize the remainder.



Total operating expenses

Trend in operating expense before activist involvement

Operating expense reduced in response to activist pressure

*Source: 10k, SEC filings.. * 2008 Operating Expense excludes Impairment charge of $54.3MM*

PCM
Potomac Capital Partners II, L.P.

Low Profitability and History of Losses

❑ Low organic revenue growth, a failed R&D and acquisition strategy, coupled with inability to manage operating costs, has resulted in sustained losses and very low level of profitability.

❑ Note that the chart below does not include losses from discontinued operations, which amounted to after-tax losses of $63 million during 2010-2012.



Source: 10k, SEC filings.

Potomac Capital Partners II, L.P.

Failed R&D and Acquisition Strategy

❑ Despite spending approximately $216MM on acquisitions and R&D since FY08, revenue has increased by only $21MM.

❑ With a consensus revenue estimate of $117MM for FY14, we ask the Board, how long will stockholders have to wait before realizing the benefit of this R&D spending?



Source: 10k, SEC filings.
*Consensus estimate from FactSet.
• R&D numbers on top of Cumulative R&D and Acquisition spend represent annual R&D expense

PCM
Potomac Capital Partners II, L.P.

Massive Losses from Failed Acquisitions

❑ We estimate stockholders incurred a **loss of $122MM** (60% of market cap at the time of Potomac's initial Schedule 13D) due to failed acquisitions. Additionally, they suffered **59% dilution.**

	Acquisition cost US$MM	Shares issued (MM)
Oxford Semiconductor		
Value of shares issued upon announcement (5.6 x $1.82)	10.2	9.00
Value of shares issued upon conversion of debt (3.4 x $2.95)	10.0	
Sale price	2.2	
Loss on sale	*-18.0*	
- dilution % of pre-issuance shares outstanding		*32.1%*
Teranetics Inc.		
Total consideration paid	34.7	7.40
Repayment of Teranetics debt and liabilities assumed	13.2	
Retention bonus paid in 2010 and 2011	5.3	
Total cost to shareholders	53.2	
Sale price	12	
Loss on sale	*-41.2*	
Add: cumulative after tax loss incurred by Teranetics unit (2010	-63.2	
Adjusted loss incurred by shareholders	*-104.4*	
- dilution % of pre-issuance shares outstanding		*26.4%*
Total Loss incurred by shareholders due to failed acquisitions	**-$122.5MM**	
Dilution due to shares issued for failed acquisitions	**58.6%**	

- Oxford was acquired in January 2009

- Teranetics was acquired in October 2010

- Both were sold in 2012

Loss from discontinued operations (Teranetics)

In '000	2010	2011	2012	Total
Revenues	$1,020	$4,637	$2,947	$8,604
Gain on disposal	-	-	$3,450	$3,450
Loss before income taxes	($9,732)	($30,531)	($27,476)	($67,739)
Benefit from income taxes	($1,801)	($2,604)	($88)	($4,493)
Loss from discontinued operations	**($7,931)**	**($27,927)**	**($27,388)**	**($63,246)**

17

Source: 10k, SEC filings. Note: PLXT does not disclose whether or not the revenues from Oxford Semiconductor offset the incremental increase in OpEx

PCM

Potomac Capital Partners II, L.P.

Who Was Held Accountable for the Teranetics Fiasco? Not the Board

❑ 9/23/2010, PLXT announced the acquisition of Teranetics for $53.2MM in cash, stock, and assumed debt.

❑ Teranetics was a privately-held fabless maker of 10GBase-T PHY chips.

❑ Prior to the acquisition, Teranetics burned through ~$100MM of investors capital.

❑ At the time of the acquisition, Teranetics was hemorrhaging cash, spending ~$18MM per year on operating expenses, yet generating only $1-2MM per quarter in revenue.

❑ Teranetics was in such a dire situation that it required a $1MM bridge loan from PLXT during negotiations.

❑ Despite no obvious synergies, why was the deal pursued?

– Ask former CEO Ralph Schmidt

– "*So, obviously, if we put the two together, the overall market growth is about 37% per year, and gets us along the goals and objectives that we have, which is we're trying to get to a revenue level of $250 million by the year 2013.* "- Ralph Schmidt

❑ How well did that work out?

– Did PLXT reach its 10GBase-T PHY revenue target of $18MM in 2011?

• No, actual revenue was only ~$4.4MM

– Did revenues rise to $36MM in 2012?

• No, actual revenue through 9/17/2012, the date the unit was sold was only ~$2.9MM

– **PLXT paid $53.2MM for Teranetics**. The additional OpEx likely cost PLXT stockholders ~$18MM per year

– Did PLXT break even on the sale of the 10GBase-T business? No, **the assets sold for only $10MM**

❑ Given such a poor capital allocation decision, should PLXT's Board be trusted not to make the same mistake again?

❑ Left unchecked, will the Board act on its desire for growth at almost any price?

Source: Acquisition of Teranetics Inc by PLX Technology Conference Call (9/24/2010), 10-K

PCM
Potomac Capital Partners II, L.P.

Under the Same Seven Board Members, *Stockholders Have Suffered Massive Dilution*

❑ PLXT's share count rose from 28MM to 45.7MM, diluting* stockholders by 63%



❑ This dilution primarily resulted from wasteful M&A, harming all stockholders.

*Source: Capital IQ. *Dilution due to acquisition related shares and equity grants*

PCM
Potomac Capital Partners II, L.P.

Under the Same Seven Board Members
PLXT Rapidly Depleted Cash

❑ Net cash fell from $38.9MM to $5.6MM, a decline of over 85%



❑ Much of the cash was squandered on dilutive and wasteful M&A

Source: Capital IQ

PCM

Potomac Capital Partners II, L.P.

Under the Same Seven Board Members
Stockholder Equity Was Destroyed

❑ PLXT's accumulated deficit rose from $5.5MM to $139.9MM, a **staggering 2398% increase**



Accumulated Deficit $MM

Accumulated Deficit

❑ Much of the increase was due to operating losses and write-downs of earlier failed M&A

Source: Capital IQ

PCM

Potomac Capital Partners II, L.P.

Destruction of Stockholder's Equity

❑ Due to large losses and low level of profitability, ROE/ROIC (based on income from continuing operations) has remained negative or lower than the Company's cost of capital (Deutsche Bank used 15-20% discount rate for PLXT in its fairness opinion for the IDTI transaction).



Source: 10k, SEC filings.

* The increase in 2010 Equity is due to share issuance for Teranetics, Inc. transaction

Potomac Capital Partners II, L.P.

Analysts Do Not Expect Significant Upside

Craig Hallum research report dated July 23, 2013

- "We are lowering our 2013 revenue estimate to $106 million from $108 million and lowering our EPS estimate to $0.23 from $0.24."

- "We are lowering our 2014 revenue estimate to $124 million from $126 million and maintaining our EPS estimate of $0.45."

- Target Price: $7 per share

Craig Hallum research report dated October 22, 2013

- "We are lowering our 2013 revenue estimate to $104 million from $106 million and raising our EPS estimate to $0.25 from $0.23."

- "We are lowering our 2014 revenue estimate to $117 million from $124 million and lowering our EPS estimate to $0.26 from $0.45."

- Target Price: $7 per share

ROTH Capital Partners research report dated October 22, 2013

- "We trim our FY13 proforma revenue/proforma EPS estimates from $108.7 million/$0.36 to $105.0 million/$0.26 and our FY14 estimates from $123.6 million/$0.48 to $121.8 million/$0.40."

- Target Price: $7 per share

PCM

Potomac Capital Partners II, L.P.

PLXT's Track Record of Forecasting Revenue Is Not Credible

❑ PLXT's revenues have fallen far short of the forecast provided to IDTI last year. This raises doubts about the Company's credibility with respect to future growth prospects.

US$ millions	2012	2013	2014
PLXT Revenue Forecast excluding Satellite and Ethernet*	$122	$119	$140
Reported Revenue (2012) and Craig Hallum estimates (2013-14)	$100	$104	$117
Forecast Gap	**($22)**	**($15)**	**($23)**

FORECAST EXCLUDING SATELLITE AND ETHERNET

PLX Technology, Inc.
Income Statement
For the Twelve Months Ended December
(In thousands)
(without Satellite or Ethernet business)(1)(2)

	2012	2013	2014	2015	2016
Revenue	$ 122,019	$ 119,465	$ 140,257	$174,060	$225,170
Cost of Goods Sold	52,446	48,912	57,191	71,466	93,348
Gross Profit	69,573	70,553	83,066	102,594	131,822
Gross Margin	57.0%	59.1%	59.2%	58.9%	58.5%

Source: 10k, Schedule 14D-9 dated May 22, 2012
*Satellite and Ethernet represented operations sold to Entropic and Aquantia, respectively, producing negligible revenue on a go-forward basis.

24

PCM
Potomac Capital Partners II, L.P.

Board Reactive – Not Proactive

History is important....

❑ In late 2011, when an activist stockholder initiated its campaign for change, PLXT's share price had been a sustained underperformer over both short and long term periods, closing at a two-year low of $2.69 on Dec 14, 2011.

❑ The activist stockholder contended that PLXT should focus on its PCI Express business, stop value destructive acquisitions, and consider sale of the Company.

❑ Rationale for change was based on several key concerns including:

- Poor share price performance
- Poor operating performance
- Ill-advised acquisition strategy
- Questionable compensation strategy
- Unwillingness to seriously consider strategic alternative

TSR at the time of Balch Hill 13D

| | | TSR | |
Total Shareholder Return as of 02/07/2012	1-year	3-year	5-year
Cavium Inc	-22.8%	47.3%	14.9%
Mellanox Technologies Ltd	33.4%	61.4%	13.1%
Integrated Device Technology Inc	-13.5%	2.1%	-16.8%
LSI Corp	25.8%	30.4%	-2.6%
Exar Corp	6.3%	-0.8%	-12.0%
Applied Micro Circuits Corp	-26.2%	19.6%	-12.5%
Peer Mean	*0.5%*	*26.7%*	*-2.7%*
Peer Median	*-3.6%*	*25.0%*	*-7.3%*
PHLX SEMICONDUCTOR INDEX	-8.4%	22.6%	-2.1%
NASDAQ COMPOSITE	4.3%	22.2%	3.1%
PLX Technology Inc	**4.7%**	**14.9%**	**-19.4%**

Source: Thomson Reuters. Annualized TSR



Potomac Capital Partners II, L.P.

Timeline

❑ Jun. – Jul. 2011 – IDTI and PLXT discussed a potential strategic transaction between the companies. PLXT Board did not wish to pursue a transaction at such time.

❑ Nov. – Dec. 2011 - Balch Hill Capital, LLC ("Balch Hill") had several conversations with PLXT regarding opportunities for the PCI Express business, including a potential sale of the Company.

❑ Dec. 14, 2011 – PLXT stock price closed at $2.69 per share, a two-year low.

❑ Feb. 7, 2012 – Balch Hill filed Schedule 13D expressing belief that PLXT should be sold given market interest in PCI Express business.

❑ Feb. 22, 2012 – IDTI reached out to PLXT regarding a potential combination with PLXT.

❑ Mar. 7, 2012 – Balch Hill nominated majority slate of directors for PLXT 2012 annual meeting.

❑ Mar. 7, 2012 – Chairman of PLXT Board met with Chairman of IDTI Board, who offered to engage in more specific discussions regarding a potential strategic transaction. PLXT Chairman did not believe that such discussions would be productive at that time.

❑ Mar. 25, 2012 – IDTI offered written proposal for acquisition of PLXT

❑ Apr. 30, 2012 – IDTI and PLXT announced a merger proposal. Offer price of $7 per PLXT share represented a one-day premium of 76%.

❑ Dec. 19, 2012 – IDTI withdrew its offer in response to FTC's challenge of the proposed merger. **PLXT declined 44% from the day immediately preceding the announced transaction**.

PCM

Potomac Capital Partners II, L.P.

Stockholder Pressure Was Critical in Forcing PLXT to Consider IDTI Offer and Focus on PCI Express

- The IDTI transaction provided an opportunity for PLXT stockholders to exit an underperforming stock at a significant premium. Despite sustained long term performance concerns, PLXT Board opposed the transaction. The following statements clearly illustrate that it was only after Balch Hill nominated directors in March 2012 that PLXT decided to consider the IDTI offer (representing 1-day premium of 76%)
  - "Throughout November and December 2011, Mr. Simon Michael, a significant stockholder of PLXT through Mr. Michael's affiliated entity Balch Hill Partners L.P. ("Balch Hill") had several conversations with PLXT management regarding the potential opportunities for PLXT's PCI Express product. In these meetings, Mr. Michael expressed his belief that this opportunity could allow PLXT to be acquired for a significant premium, as a number of semiconductor companies similar to PLXT had recently been acquired at significant multiples of revenues.
  - On February 7, 2012, Balch Hill and certain affiliated parties (the "BH Parties") filed a Schedule 13D with the SEC, disclosing that the BH Parties believed PLXT's management should seek a buyer for PLXT to take advantage of the market interest in PLXT's PCI Express switches. The BH Parties also disclosed on that date an ownership of approximately 9.7% of the outstanding Shares.
  - On February 8, 2012, the PLXT Board of Directors met telephonically to discuss the BH Parties' Schedule 13D filing. The PLXT Board of Directors discussed the BH Parties' proposal that PLXT seek an acquiror for PLXT. **<u>The PLXT Board of Directors determined that the interests of the Stockholders were best served at that time by PLXT management continuing to execute upon its strategic plan. The PLXT Board of Directors also determined that it would not be in the best interests of the Stockholders to affirmatively pursue a sale of PLXT at that time.</u>** The PLXT Board of Directors directed Mr. Schmitt to arrange a meeting between Mr. Michael, Mr. James Guzy, Mr. Schmitt, Mr. Michael Salameh, and Mr. Riordan, all members of the PLXT Board of Directors. Mr. Schmitt provided to the PLXT Board of Directors two (2) recent unsolicited proposals from investment banks, including from Deutsche Bank Securities Inc. ("Deutsche Bank") addressing PLXT's current business and the banks' analysis of the effects of various actions on Stockholder value.

PCM
Potomac Capital Partners II, L.P.

Stockholder Pressure Forced PLXT to Consider IDTI Offer and Focus on PCI Express (contd.)

- On March 7, 2012, PLXT received a letter from Balch Hill nominating a slate of directors

- On March 7, 2012, Mr. Guzy, Chairman of the PLXT Board of Directors met with Mr. John Schofield, Chairman of the Parent [IDTI] board of directors. They discussed the general state of the semiconductor industry and Mr. Guzy's vision of the future of the industry and of PLXT. **Mr. Schofield offered to engage in more specific discussions regarding a potential strategic transaction, but Mr. Guzy did not believe that such discussions would be productive at that time**. Mr. Schofield suggested a follow-up meeting among Dr. Tewksbury and Messrs. Schmitt, Schofield and Guzy.

- On March 23, 2012, The PLXT Board .. weighed the potential to achieve near-term value for the Stockholders at a potentially significant premium to the current market price against the less-certain achievement of long-term value through execution on PLXT's strategic business plan. After full discussion, the PLXT Board of Directors directed Mr. Guzy, Mr. Schmitt and Mr. Salameh [management] to have further discussions with Parent [IDTI]…"

- Source: Schedule 14D-9 dated May 22, 2012 [emphasis added]

PCM
Potomac Capital Partners II, L.P.

What Stockholder Pressure Accomplished

❑ "*The combination of the emergences of PCI Express as the dominant high speed inter-connect, the strategic value of the Issuer's dominant position in PCI Express switches, and the cost synergies a large acquirer could recognize, will enable the issuer to achieve an acquisition value substantially higher than what the Issuer could achieve as a standalone concern.*" – Balch Hill Sch. 13D dated Jan. 30, 2012

❑ "*Instead of focusing the Company's resources on its one valuable business, the Company's PCI Express business, the Board has undertaken a series of acquisitions which have not only had a dilutive effect for stockholders but have also caused a significant decline in the Company's share price and substantially weakened the Company's financial performance.*" – Balch Hill letter to the Board dated March 13, 2012

❑ "*We believe that the Board's ill-advised and poorly executed acquisition strategy is directly responsible for destroying stockholder value and believe that urgent change is needed at the Board level.*" - Balch Hill letter to the Board dates March 13, 2012

❑ "*This Board should immediately cease all potential acquisition activities. **We believe the Company must instead focus on improving PLX's truly valuable business, the Company's PCI Express business**.*" - Balch Hill letter to the Board dated March 13, 2012 (emphasis added)

❑ "*In order for PLX to achieve acceptable operating results, **we believe the Company must be restructured to significantly reduce overall costs**.*" – Balch Hill revised preliminary proxy statement dated April 23, 2012

OUTCOME

❑ Announced merger with IDTI representing 76% 1-day premium.

❑ $20MM cost savings initiative.

❑ Loss incurring segments divested.

❑ Renewed focus on PCI Express business.

PCM

Potomac Capital Partners II, L.P.

Board and Corporate Governance

PCM

Potomac Capital Partners II, L.P.

Incumbent Board Has History of Poor Decision Making & Value Destruction

❑ Incumbent Board suffers from long tenure and a history of poor decision making which has resulted in failure to create stockholder value.

❑ **We question the rationale for having two former CEOs serve on the Board.**

❑ Board has been reactive and adopted value enhancing initiatives only under pressure from activist investors. Stockholder pressure was required to:

    – Force PLXT to seriously consider IDTI offer

    – Divest underperforming units (PHY)

    – Focus on core business (PCI Express)

Incumbent Director	Board Tenure (yrs)	Approved Value Destructive Acquisitions	Rejected IDTI overtures for merger	Oversaw poor financial and TSR performance
D. James Guzy (Chairman)	27	YES	YES	YES
Michael J. Salameh (former CEO - 1986-2008)	27	YES	YES	YES
John H. Hart	14	YES	YES	YES
Robert H. Smith	11	YES	YES	YES
Thomas Riordan	9	YES	YES	YES
Patrick Verderico	9	YES	YES	YES
Ralph Schmitt (former CEO: 2008-2012)	5	YES	YES	YES
David K. Raun (CEO since Dec. 2012. Employed at PLX since 2004)	1	NO	NO	NO

PCM

Potomac Capital Partners II, L.P.

PLXT Nominees: Long Tenure - No Vested Interest

PLXT Nominees	
D. James Guzy (Age 77)	• 27 year incumbent as Chairman of the Board • 0.02% ownership of PLXT stock after 27 years
Thomas Riordan (Age 57)	• 9 year incumbent • 0.0% ownership of PLXT stock after 9 yrs
Robert H. Smith (Age 76)	• 11 year incumbent • 0.0% ownership of PLXT stock after 11 years

PCM

Potomac Capital Partners II, L.P.

Independent Directors Have No Investment Risk At Stake

Whose interests are most aligned with PLXT stockholders? Independent directors who own less than 1.0% of PLXT stock or Potomac, who currently owns over $29 million worth of stock?

– Only two (2) of the Board's six (6) independent directors – D. James Guzy and Michael Salameh, own any PLXT common stock and of these two directors, they own, in the aggregate, less than one percent (1%) of the outstanding shares of the Company.

– Of these two directors, Michael Salameh has cashed out more stock than the current value of his holdings.

– According to PLXT's proxy statement, **Mr. Guzy only currently owns 9,916 shares, despite having served for 27 years as PLXT's Chairman of the Board**.

PCM

Potomac Capital Partners II, L.P.

Questionable Corporate Governance

Corporate Governance

❑ Plurality vote standard with no director resignation policy

❑ Board is authorized to increase or decrease the size without stockholder approval

❑ All vacancies on board are to be filled by remaining directors, including vacancies as a result of removal or an enlargement of the board

❑ Stockholders cannot call special meeting

❑ Board is authorized to issue blank check preferred stock

❑ Board is authorized to adopt, amend or repeal bylaws without stockholder approval

Compensation

❑ Long-term incentive awards are not performance-based (all time vesting stock options and restricted stock)

❑ The Company does not maintain a clawback policy, stock ownership guidelines, or holding requirements – features that can mitigate excessive risk taking.

Ownership

❑ Only two of the Board's six independent directors own any PLXT common stock and of these two directors, they own, in the aggregate, less than 1% of the outstanding shares of the Company.

❑ Mr. Salameh has cashed in much more of his stock than his current ownership position.

❑ Accordingly, there is no significant independent stockholder representation on the Board.

PCM

Potomac Capital Partners II, L.P.

Our Plan and Nominees

PCM

Potomac Capital Partners II, L.P.

Our Plan

Operational

❑ Confirm right CEO and senior management team are in place to lead PLXT forward

❑ Ensure PLXT remains focused on developing the PCI Express business. On last conference call, Company indicated expenses would be lower this quarter due to product development delays for the important ExpressFabric tape out.

❑ Understand and provide guidance to management with respect to gross margins. The fact that gross margins have contracted despite claims of market share gains, is very concerning.

❑ Identify potential growth opportunities for the PCI Express segment. Specifically, our nominees' extensive industry experience will help with go-to-market strategy, and long-term competitive risk analysis, allocation of resources to ExpressFabric, etc.

❑ Our nominees understand PLX's manufacturing process and can guide the Company as the industry transitions to more complex processes

Capital Allocation

❑ Thoroughly evaluate all capital allocation decisions, especially as they pertain to acquisitions, and investments in the ExpressFabric opportunity.

❑ Critically assess stand-alone value versus what could be achieved in a strategic transaction.

❑ Help address inherent challenges for a subscale business. Long-serving directors, with a track record of failed growth strategies, may not have the ability to dispassionately assess risks to business plan.

PCM

Potomac Capital Partners II, L.P.

Significant Technological Risk

Interconnect Standards have Undergone Rapid Change During the PC Era



ISA 1981 → PCI 1993 → AGP 1996 → PCIe Gen 1 2003 → PCIe Gen 2 2007 → PCIe Gen 3 2010 → PCIe Gen 4? 2014-2015? → Optical Interconnect? 2018?

❑ Key Strategic Questions For PLXT's Board

- Will PCIe be the dominant interconnect in the Post-PC era?
- What is PLXT's "Plan B" if ExpressFabric disappoints?
- Will adoption of PCIe Gen 4 invite entrance of a better capitalized competitor? (e.g. INTC, BRCM, IDTI)
- Will PLXT have the size and scale necessary to be competitive after PCIe Gen 3? (The chairman of the standards group for PCIe, PCI-SIG, believes that Gen 4 will be the last silicon and copper-based standard. Afterwards, interconnects may enter the realm of optoelectronics, a novel area for PLXT)

❑ **Who would you rather have trying to answer these challenging questions, retired executives with minimal direct ownership of PLXT, or Steve Domenick, Martin Colombatto, and Eric Singer, Board members without an emotional attachment to prior management decisions?**

PCM
Potomac Capital Partners II, L.P.

Consolidating Industry

❑ While PLXT is currently the acknowledged leader in PCI Express, the semiconductor industry is consolidating, and PLXT is below critical mass. Given its reliance on a single product line, it faces significant risks, two of which were highlighted previously (competitive threats and process challenges).

❑ Many similarly situated companies have realized that the advance of technology has driven costs and risk upward to the point that acquisition by larger companies was necessary to reap maximum value from their technology, assets, and IP.

❑ Perhaps the Board realized this strategic challenge and believed that pursuing a growth M&A strategy was necessary. The Board, having failed in their growth plans, then reluctantly explored selling the Company. However, having spent considerable stockholder resources to very little effect, the Board has left stockholders in a precarious position. **Management and the Board have implicitly acknowledged the problem, tried to fix it, and failed.**

❑ Inserting the energy and fresh perspective of new, experienced, and motivated directors into the Board's deliberations is critical to preserving stockholder value.

❑ New directors are best positioned to critically examine PLXT's path forward.

PCM

Potomac Capital Partners II, L.P.

Process challenges at subscale fabless companies

❑ Fabless manufacturers are undergoing a paradigm shift to 3-D transistors.

First Year of Mass Production at TSMC



| 65nm Planar 2007 | 40nm Planar 2009 | 28nm Planar 2011 | 20nm Planar 2014 | 16nm 3D 2015 | 10nm 3D 2016? |

❑ Smaller process nodes offer higher performance, lower power consumption, and lower per-unit costs, at the cost of dramatically higher development costs.

❑ PLXT began transitioning its chips to 40nm in 2009; now that technology is 4 years old.

❑ Larger communications chipmakers (BRCM, CAVM, etc.) currently manufacturing chips on 28nm in volume.

❑ TSMC, PLXT's primary manufacturing partner is beginning mass production at 20nm in February 2014.

❑ Chip design is expected to rise significantly in cost due to the transition from planar to 3D transistors.

❑ Does PLXT have the resources and design expertise to manage this transition?

Source: PLXT Press Release, Nov. 2, 2009

PCM
Potomac Capital Partners II, L.P.

Our Nominees Have the Relevant Skills to Maximize Stockholder Value

Martin Colombatto (Age 55)	✓ **Significant Industry Experience and Contacts** ✓ **Extensive Management Oversight** ✓ **New Market Expansion (PCI express and Express Fabric)** ✓ **M&A + Acquisition Integration**
Stephen Domenik (Age 62)	✓ **Credibility With Market** ✓ **Financial and Strategic Oversight** ✓ **Understands Technological Shifts and Competitive Threats**
Eric Singer (Age 39)	✓ **Stockholder Accountability** ✓ **Exploration of Strategic Alternatives** ✓ **Capital Allocation**

PCM

Potomac Capital Partners II, L.P.

Our Nominees Have Relevant Experience

Industry and operational expertise

PLXT plans to enter the PCI Fabric market and considering that none of the incumbent nominees have any prior experience of growing businesses, it is imperative that someone with Martin and Steve's background be on the Board. It is essential to navigate potential pitfalls.

M&A experience

As technology tends to rapidly change, M&A plays a critical part in not only protecting your market share but also ensuring that PLX maintains a technological lead. We are afraid that given the current Board's dismal track record with acquisitions, they might be too reluctant to do a deal (which can hurt future growth potential) or even worse undertake new value destructive transactions. Our nominees have extensive experience in doing M&A deals and more importantly ensuring that such transactions are properly integrated and create stockholder value.

Capital Allocation

PLXT is likely to generate cash from operations the first time in its recent history. Previously, sustained losses and failed acquisitions had rapidly depleted cash balance. Going forward, capital allocation will assume greater significance. The Board has to decide whether to repurchase shares, issue dividend or make acquisitions. Considering historical low interest rates, the Board needs to consider balance sheet leverage as well. Our nominees have the right skill set and experience to assist with appropriate capital allocation decision.

PCM

Potomac Capital Partners II, L.P.

Martin Colombatto

Significant Industry Experience and Contacts

- 30+ years of experience in semiconductor and electronics industry

- Expertise in engineering, product development, sales, marketing and M&A

- Deep industry knowledge, relationships, and perspective though numerous economic cycles and industry technology shifts

Extensive Management Oversight

- Currently serves as a director of ClariPhy Communications and Luxtera Corp. and previously served as Chairman and Chief Executive Officer of Staccato Communications, Inc.

- As Vice President and General Manager of Broadcom Corporation's Networking Business Unit, Mr. Colombatto:

  - Established and grew his unit's revenue to $400MM

  - Led acquisition of 5 companies that were integrated into his business unit

  - Managed staff of 500 employees

  - Helped establish Broadcom as the undisputed market leader for Ethernet networking IC solutions

PCM

Potomac Capital Partners II, L.P.

Stephen Domenik

Significant Financial and Investment Experience

– General Partner of Sevin Rosen Funds, a venture capital fund, since 1995

Significant Public Board Experience

– Currently serves on the Board of Directors of Pixelworks, Inc. (NASDAQ:PXLW)

– Currently serves on the Board of Directors of MoSys, Inc. (NASDAQ:MOSY)

– Previously at Board of Directors of NetLogic Microsystems, Inc. (NASDAQ:NETL) (January 2001 – February 2012)

  • NETL from IPO (7/9/2004) through $3.7 billion sale (2/17/2012) to Broadcom produced returns of 733% for stockholders. (PLXT over the same interval had returns of -72.9%)

Significant Industry Experience

– In the early 1980s, CEO of two high-technology companies in the RFID and software domains, both of which had successful M&A outcomes

– Vice President of Marketing at Cyrix, an SRF portfolio company – including through IPO (1991-1995)

– Engineering Manager at Intel (1974-1985)

PCM

Potomac Capital Partners II, L.P.

Eric Singer

Significant Financial and Investment Experience

– Currently, co-managing member of Potomac Management II and III

Significant Public Board Experience

– Current Chairman of the Board of Sigma Designs (NASDAQ:SIGM)

  • Within six months on Board, returned SIGM to profitability after five straight quarters of massive operating losses

  • Settled proxy contest despite significant stockholder support and ISS/Glass Lewis support

– Former Director of Zilog, Inc. (NASDAQ:ZILG)

  • Within one year on Board, returned Company to positive EBITDA

Vested Interest in Maximizing Stockholder Value

– Potomac group has a combined ownership of approximately 10.3% of the outstanding shares of PLXT

– Has vested interest to promote greater accountability and maximize stockholder value for all stockholders

PCM

Potomac Capital Partners II, L.P.

The Time for Change is Now

- **Board has been incapable of returning capital to stockholders.**

  - PLXT has significantly underperformed not only its peers but also NASDAQ, Russell 2000 and Philadelphia Semiconductor Index

- **PLXT has failed to show sustained revenue growth**

- **Board's Failed Acquisitions Have Caused Significant Losses and Substantial Dilution to Stockholders**

  - Same 7 Board members have caused <u>cash to decline by 85%</u>
  - Same 7 Board members have caused **stockholders to be diluted by 63%**
  - PLXT's accumulated deficit rose from $5.5MM to $139.9MM, a staggering <u>2398% increase</u>

- **Board is Reactive; Not Proactive** – without activist investors, Board fails to act

- **Long Tenure and Lack of Investment Risk at Stake**

  - Independent directors own less than 1.0% despite average tenure of 14 years

- **Risk of Repeating Past Mistakes is Great**

  - Given Board's abysmal track record in overseeing acquisitions, including the IDT transaction, we have no faith in the current Board to unlock stockholder value through either an exploration of strategic alternatives or overseeing a successful standalone operation.
  - **We cannot risk this Board undertaking more value destructive acquisitions.**

- **Our Nominees Are Better**

  - Nominees are actively involved in space. Several PLX nominees are retired with no active involvement in industry.

  - Seeking minority position to enhance the Board.

- **Vote the <u>GOLD</u> proxy card.**

PCM

Potomac Capital Partners II, L.P.

Appendix
– Settlement Discussions
– Peer Group Selection

PCM
Potomac Capital Partners II, L.P.

PLXT Lacked Interest in Settlement

PLXT showed early on its lack of interest in meeting with a large stockholder

❑ Chairman of the Board, D. James Guzy, has refused to meet with Potomac despite repeated requests

❑ April 2013 – Potomac made a special, cross-country trip to PLXT's headquarters with the clear understanding that the purpose of our trip was to discuss our very reasonable settlement proposal of two Board seats, the formation of a strategic review committee, and the adoption of a mandatory retirement policy, which would have resulted in two directors retiring from the Board at the 2013 Annual Meeting.   **PLXT would not respond to our proposal unless we signed an NDA.**

❑ Early October 2013 – we reached out again to PLX, noting settlement must include a reconstitution of the Board with certain members agreeing not to stand for re-election. PLXT responds with proposal of adding 2 of our Nominees but <u>all</u> incumbent directors standing for re-election.

❑ October 25, 2013 – we issue press release expressing disappointment that Board will not engage in meaningful discussions to settle proxy contest.

PCM

Potomac Capital Partners II, L.P.

PLXT Lacked Interest in Settlement (contd.)

PLXT Cuts Off Dialogue When We Request Say in Which Directors Step Down

- Late October – Potomac reaches out to PLXT again and receives in response a proposal with two existing directors <u>identified by PLXT</u> agreeing not to stand for re-election at the Annual Meeting, the Board would be increased from eight to nine directors, and the Board would nominate Eric Singer, Steve Domenik and a third nominee, as mutually agreed upon by Potomac and PLX, for election at the Annual Meeting. PLXT also proposed to re-nominate our 3 Nominees at the 2014 annual meeting, which would be scheduled no later than June 30, 2014, **only if PLXT does not receive advance notice of nomination from any other person or group in connection with the 2014 Annual Meeting**. At the same time, PLXT requested that Potomac enter into a standstill agreement that will prevent Potomac from acting adverse to management until 10 days prior to the Company's nomination deadline for the 2015 annual meeting, whether or not the new director nominees are re-nominated by the Board

- Late October - Potomac responds to PLXT's settlement proposal, proposing, among other things, that three existing directors identified by PLXT <u>and acceptable to Potomac</u> would agree not to stand for re-election at the Annual Meeting, that the Board remain fixed at eight directors, and that the Board nominate Eric Singer, Steve Domenik and a third Potomac Nominee, as mutually agreed upon by Potomac and PLXT, for election at the Annual Meeting. In addition, Potomac indicated that it was amenable to entering into a comprehensive standstill agreement that would expire 10 days prior to the Company's nomination deadline for the 2015 Annual Meeting, <u>if the Company supports the new director nominees for re-election at the 2014 Annual Meeting without condition and agrees to schedule the 2015 Annual Meeting by June 30, 2015</u>

- **PLXT never responds to Potomac's last settlement proposal. Claims issue is standstill. The record shows otherwise.**

49

Potomac Capital Partners II, L.P.

Peer Group Selection

We used the following criteria to select peer group for PLXT.

❑ Same GICS Industry group as PLXT – Semiconductors & Semiconductor Equipment.
❑ Companies with storage, networking broad analog and interconnect technologies.
❑ Mentioned in Deutsche Bank's fairness opinion as public company comparables for the IDTI merger with PLXT.

Peer Group

– Cavium Inc. (CAVM)

– Mellanox Technologies Ltd. (MLNX)

– Integrated Device Technology Inc. (IDTI)

– LSI Corp (LSI)

– Exar Corp (EXAR)

– Applied Micro Circuits Corp (AMCC)

PCM
Potomac Capital Partners II, L.P.

Legal Disclaimer

- This presentation is for discussion and general informational purposes only. It does not have regard to the specific investment objective, financial situation, suitability or the particular need of any specific person who reads this presentation, and should not be taken as advice on the merits of any investment decision. The views expressed herein are those of Potomac Capital Partners II, L.P. (Potomac) and the other participants named herein and are based on or derived from publicly available information. Certain financial information and data used herein have been obtained or derived from filings made with the Securities and Exchange Commission (SEC) by PLX Technology, Inc. (PLX) and other public sources.

- Potomac has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by PLX or from any third-party source.

- Except for the historical information contained in this presentation, this presentation, including the analyses and views of Potomac contained herein, include forward-looking statements with respect to, among other things, the operating performance of PLX. These statements may be identified by the use of forward-looking terminology such as the words "expects," "intends," "believes," "anticipates" and other terms with similar meaning indicating possible future events or actions or potential impact on the business or stockholders of PLX. Potomac' views and these forward-looking statements are based solely on publicly available information and on various assumptions that are inherently subject to significant economic, competitive and other risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties include, among others, the ability to successfully solicit sufficient proxies to elect Potomac' nominees to PLX's board of directors, the ability of Potomac' nominees to influence management of PLX and to improve the operating performance of PLX, and risk factors associated with the business of PLX, as described in PLX's 10-K for the fiscal year ended December 31, 2012, and in other periodic reports of PLX, which are available at no charge at the website of the SEC at http://www.sec.gov. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results. Potomac recognizes that there may be confidential information in the possession of PLX that could lead PLX to disagree with Potomac' conclusions. Other stockholders or potential stockholders of PLX should make their own determination concerning an investment in PLX. Potomac reserves the right to change any of its views expressed herein at any time as it deems appropriate. Potomac disclaims any obligations to update the information contained herein, except as may be required by law.

- There is no assurance or guarantee with respect to the prices at which any securities of PLX will trade, and such securities may not trade at prices that may be implied herein. The estimates and projections set forth herein are based on assumptions that Potomac believes to be reasonable but there can be no assurance or guarantee that actual results or performance of PLX will not differ, and such differences may be material. This presentation does not recommend the purchase or sale of any security.

- Under no circumstances is this presentation to be used or considered as an offer to sell or a solicitation of an offer to buy any security.

PCM

Potomac Capital Partners II, L.P.